HOMETOWN BANCORPORATION INC.
                        20 WEST AVENUE  DARIEN, CT 06820



 NEWS RELEASE
                                         FOR FURTHER INFORMATION CONTACT:
                                         Kevin E. Gage, President and
                                         Chief Executive Officer of
                                         Hometown Bancorporation, Inc./
                                         The Bank of Darien
                                         (203) 662-2546

 FOR IMMEDIATE RELEASE
 APRIL 29, 1996

     HUBCO, INC. AND HOMETOWN BANCORPORATION, INC. SIGN A DEFINITIVE
                                AGREEMENT

 Darien, CT, April 29, 1996 -- HUBCO, Inc. (NASDAQ:HUBC) and Hometown Bancorporation, Inc. (NASDAQ:HTWN) announced today the signing of a definitive agreement. HUBCO, Inc. will acquire the stock of Hometown Bancorporation by merger and merge its subsidiary, The Bank of Darien, into Lafayette American Bank and Trust Company which is merging with HUBCO under a definitive agreement dated February 6, 1996. Under the terms of the Hometown Agreement, Hometown shareholders will receive $17.75 per share in cash. In connection with the transaction, Hometown has issued an option to HUBCO which, based on certain defined events, could result in the issuance of 435,000 Hometown common shares to HUBCO. The transaction, which is expected to close during the third quarter will be accounted for under the purchase accounting method.

 The merger is subject to approval by Federal and Connecticut bank regulatory authorities and the shareholders of Hometown, as well as other customary conditions. Hometown Bancorporation, Inc. is a $210 million commercial bank headquartered in Darien, Connecticut with offices in Darien and Westport. HUBCO, Inc. owns Hudson United Bank with assets of $1.7 billion and more than 60 offices in Northern New Jersey and under its agreement with Lafayette American will have nineteen Connecticut offices primarily in Fairfield and New Haven counties with over $720 million in assets.

 HUBCO's President and Chief Executive Officer, Kenneth T. Neilson commented, "This acquisition will expand HUBCO's Connecticut franchise in Fairfield County and is expected to be accretive to earnings per share. Hometown's market area both expands and overlaps that of Lafayette American. The investments which HUBCO has made in products and technology over the past eighteen months will bring new services to Hometown customers while continuing HUBCO's drive to increase revenues and achieve efficiencies. This merger represents a continuation of HUBCO's strategy to develop a chain of efficient community banking institutions providing local services to their customers and communities while achieving efficiencies through technology, centralized processing and strong incentive programs."

 Kevin E. Gage, President and Chief Executive Officer of Hometown stated, "We believe this transaction is favorable to both the Stockholders and customers of Hometown. HUBCO shares our belief in community banking and is committed to delivering the high standard of service and professionalism which our customers have come to expect. Through HUBCO's added products and services, as well as technological enhancements used in the delivery of those products and services, HUBCO will be filling a void presently existing in the Connecticut marketplace."

 This will be HUBCO's fifteenth acquisition in the last five and one half years.

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